September 24, 2024

Angshuman (Bubai) Ghosh
Chief Executive Officer
Ribbon Acquisition Corp.
Central Park Tower LaTour Shinjuku Room 3001
6-15-1 Nishi Shinjuku, Shinjuku-ku Tokyo 160-0023
Japan

       Re: Ribbon Acquisition Corp.
           Registration Statement on Form S-1
           Filed August 28, 2024
           File No. 333-281806
Dear Angshuman (Bubai) Ghosh:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. Please revise to clearly state the amount of compensation received or to be received by your sponsor, its affiliates, and promoters, and securities issued or to be issued by you to such persons. For example, we note disclosures elsewhere regarding various compensation. Please discuss whether the compensation to be paid and securities issued to such persons may result in a material dilution of the purchasers' equity interests. Revise to include cross-references, highlighted by prominent type, on the cover page to all related disclosures. See Item 1602(a)(3) of Regulation S-K.
2. Where you discuss conflicts of interest on the cover page, please revise to state whether there may be actual or potential conflicts of interest between the SPAC sponsor, its affiliates, or promoters, and the purchasers of the units in the offering. Please revise to include cross references to all related disclosures. See Item 1602(a)(5) of Regulation S-K.
 September 24, 2024
Page 2
3. We note your statement that you may seek shareholder approval to amend your governing documents to extend the termination date beyond 15 months from this offering's closing, and that if you were to do so, you will offer your public shareholders an opportunity to redeem their shares. However, we also note your disclosures elsewhere, including on page
       8, indicating that this ability to redeem will only be offered to those shareholders who dissent. Please revise your disclosures here to clarify this limitation, or reconcile your disclosures throughout your prospectus.
Prospectus Summary
Strong Financial Position and Flexibility, page 5

4. We note your statements throughout the prospectus that you may be required to obtain additional financing to consummate a business combination and your statement here that you may complete the initial business combination using cash, debt, or equity, or a combination thereof. Please revise to describe how any additional financing may impact unaffiliated shareholders. See Item 1602(b)(5) of Regulation S-K. Effecting a Business Combination, page 6

5. We note your statement here that your initial shareholders have agreed not to convert any public shares held by them into their pro rata portion of the aggregate amount then on deposit in the trust account in connection with the initial business combination. Your disclosure on page 15 indicates that your initial shareholders have agreed to also not convert any initial shares in such a situation. In addition, we note your disclosure on page
       15 that the initial shares will not participate in any liquidating distributions upon winding up if the business combination is not consummated. However, your disclosure on page 29 states that your insiders have agreed to waive their rights with respect to liquidating distributions with respect to both initial shares and private shares. Please revise your disclosures with respect to these issues throughout the prospectus for consistency.
Sponsor Information, page 9

6. We note your disclosures that all of your officers, directors, and advisors are members of your sponsor. Please revise to identify the controlling persons of Ribbon Ventures Ltd., the sole managing member of the sponsor. Please disclose, as of the most recent practicable date, all persons who have direct or indirect material interests in the sponsor and describe the nature and amounts of those interests. See Item 1603(a)(7) of Regulation
       S-K.
7. We refer to your discussion of transfer restrictions on the Class B ordinary shares that you have set forth in the chart beginning on page 11, and note that your discussion conflicts with the transfer restrictions discussed on page 8 and elsewhere in your prospectus. Please revise your disclosures throughout your prospectus to reconcile.
8. Please revise your disclosures, here and elsewhere as appropriate, to discuss the warrants into which the working capital loans may convert, and disclose the extent this conversion may result in material dilution of the public holders' equity interests. See Item 1602(b)(6)
       of Regulation S-K.
 September 24, 2024
Page 3
The Offering, page 13

9. We refer to your disclosure that there will be 7,050,000 ordinary shares outstanding after this offering, not taking into account the over-allotment and assuming that 187,000 shares are forfeited by the sponsor. Please explain to us your calculation of this amount given that there are 1,250,000 ordinary shares outstanding before the offering and private placement.
Shareholder approval of, or tender offer in connection with, initial business combination, page 20

10. We refer to your statement here that your shareholders will be able to redeem their shares in connection with an initial business combination whether they vote for or against the transaction, or abstain from voting. However, we also note your disclosures elsewhere, including your risk factor disclosure on page 33, which indicates that this redemption right will be offered only to dissenting shareholders. Please revise your disclosures throughout for consistency.
11. You disclose here and elsewhere that your officers, directors, initial shareholders, or affiliates could make purchases of public units of ordinary shares in the open market or in private transactions in order to influence the vote for a business combination. Please reconcile these disclosures with the disclosures on page 53 and elsewhere indicating that such purchases would be structured in compliance with the requirements of Rule 14e-
       5 under the Exchange Act and that such shares would not be voted in favor of approving the business combination transaction. Refer to Tender Offer Rules and Schedules
       Compliance and Disclosure Interpretation 166.01 for guidance.
12. We refer to your statement that you could need as few as 2,123,301 public shares to be voted in favor of the transaction in order to have the transaction approved. Please revise to disclose the threshold for approval. Also explain to us your calculation. We also note your disclosure on page 83 that you might need as few as 2,100,900 public shares to be voted in favor of the transaction. In addition, revise to disclose the number of public shares that would be needed to vote in favor of the initial business combination if the minimum number of shares required for a quorum attended the meeting, and all insider shares were voted in favor of the transaction.
Conflicts of Interest, page 24

13. Please revise to explain that your officers and directors will allocate their time to other business, and to disclose the pre-existing fiduciary and contractual obligations of your officers and directors, which you reference on page 26. Please revise to also discuss the various "personal and financial interests" that "may influence their motivation" in determining whether a particular business is appropriate for a business combination, as you note on page 26, including any conflicts of interest relating to fees, reimbursements, or cash payments to your sponsor, officers or directors, or your or their affiliates for services rendered to you prior to or in connection with the completion of your initial business combination. Please also revise to clearly disclose, including on the cover page, the nominal price paid for the securities and the corresponding conflict of interest in determining whether to pursue a de-SPAC transaction, and that the initial shareholders have agreed to waive their redemption rights and liquidating rights in specified situations.
       In addition, revise to disclose conflicts of interest that may arise in the event that you seek
 September 24, 2024
Page 4

        to complete your initial business combination with a company that is affiliated with your sponsor, officers or directors, as referenced on page 7. See Item 1602(b)(7) of Regulation
        S-K.
14. We note your statement that you do not believe that any fiduciary duties or contractual obligations of your directors or officers would materially undermine your ability to complete your business combination. Please revise to include the basis for this belief, and include a specific discussion regarding the basis with respect to any other SPACs affiliated with your sponsor, directors, or officers.
Risk Factors
Risks Associated with Our Business, page 30

15. We note your disclosure on page 12 and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your initial shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the initial shares or otherwise.
16. Please revise to clarify that notwithstanding your investment of the proceeds of the offering in U.S. government securities you could nevertheless be considered to be operating as an unregistered investment company under the Investment Company Act.
        Additionally, where you disclose the risk that you may be considered to be operating as an unregistered investment company, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
We may not be able to complete an initial business combination . . ., page 31

17. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S.
person.
Our rights agreement will designate the courts of the State of New York . . ., page 35

18. We note your statement that your rights agreement contains an exclusive forum provision.
        Please revise to specifically disclose whether this provision applies to actions arising under the Securities Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Our initial shareholders control. . ., page 41

19. We refer to your disclosure here explaining why your public holders may not be able to
 September 24, 2024
Page 5

       exercise voting rights until the initial business combination and that they will not be able to elect new directors. You also have disclosures elsewhere stating that only holders of class B shares will have the right to vote to appoint and remove directors prior to the initial business combination. Please revise to reconcile your disclosures, and if only holders of class B shares have such right, revise your risk factor heading to clearly disclose this information.
Dilution , page 67

20. We refer to your table on page 69 showing your calculations of net tangible book value presented in quartile intervals assuming full exercise and no exercise of the over-allotment
       option. It appears the calculations labeled    With Over-Allotment
are made assuming no
       exercise of the over-allotment option and the calculations labeled Without Over-
       Allotment    are made assuming full exercise of the over-allotment
option. Please reconcile
       and revise your presentation throughout your filing to properly label the assumptions used in your calculations.

Management
Directors and Executive Officers, page 94

21. Please revise to include more detailed disclosure regarding any SPAC experience your sponsor, affiliates, management may have. For example, you disclose that Zhiyang Zhou was previously involved with three publicly traded SPACs and that James Zhang is currently affiliated with Chenghe Acquisition I Co. and Chenghe Acquisition II
       Co. Please revise to disclose the name of the SPAC, the ticker symbol, any SPAC liquidations, and information concerning any completed business combinations, including the financing needed for the transactions and the level of redemptions. See Item
       1603(a)(3) of Regulation S-K.
22. We note your disclosure that your management has pre-existing fiduciary duties and contractual obligations and may have conflicts of interest in determining to which entity a particular business opportunity should be presented. We also note the list of entities to which your executive officers, directors, and director nominees currently have fiduciary duties or contractual obligations on page 100. Briefly describe the fiduciary duties of each of your officers and directors to other companies to which they have fiduciary duties. See
       Item 1603(c) of Regulation S-K.
Executive Officer and Director Compensation, page 95

23. We note disclosure on page 9 and 92 that your independent directors will receive indirect interests in the initial shares through membership interests in the sponsor for their services as directors. Please discuss these interests in this section. Please also clarify whether the sponsor membership interests that the independent directors receive will also give them an indirect interest in the private placement units. See Item 402(r)(3) of Regulation S-K.
Description of Securities, page 106

24. Please expand your disclosures to describe the rights and provisions applicable to each of your class A shares and class B shares.
 September 24, 2024
Page 6

Underwriting, page 127

25. Please revise here, and elsewhere as appropriate, to also disclose the compensation to your underwriters in the form of shares, or advise. In this regard, we note your disclosures throughout your prospectus, including on page 15, that refer to "representative shares."
Exhibits

26. We note that the auditor consent filed as Exhibit 23.1 references an independent auditor's report dated August 27, 2024. The independent auditor's report included with your registration statement is dated August 24, 2024. Please reconcile and revise.
General

27. We refer to your statement on page 2 that all of your management is located outside of
       China, and your statement on page 76 that your sponsor, executive officers, and directors do not have ties to, and are not based in the PRC. Please revise to clarify whether your sponsor, officers and/or directors are also located outside of Hong Kong and Macau, and to clarify if any of them have significant ties to Hong Kong or Macau.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Shane Wu, Esq